UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION



                                 PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                                in the matter of

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                                File No. 70-6802
                            Dallas, Texas 75266-0164






                                REPORT FOR PERIOD

                    October 1, 1996 through December 31, 1996

                               PURSUANT TO RULE 24





I.  CONSTRUCTION AND FUEL PROJECTS
Central and South West Corporation (CSW) is a public utility holding company with four electric operating subsidiaries: Central Power and Light Company
(CPL); Public Service Company of Oklahoma (PSO); Southwestern Electric Power Company (SWP) and West Texas Utilities Company (WTU). Central and South West Services, Inc. (CSWS) performs at cost, accounting, engineering, tax, legal, financial, marketing, fuel planning, electronic data processing, centralized economic dispatching of electric power and other services for CSW and its subsidiaries. CSWS is required to file quarterly reports concerning: (a) description of activities for each construction project; (b) method of accounting for each project; (c) information on fuel projects and (d) information on the project billing allocations.

(A)  METHOD OF ACCOUNTING

The cost of materials, labor, outside services and other expenditures directly attributable to construction of the jointly-owned projects are paid by CSWS and SWP as agents for the participating companies. Controlled-disbursement bank accounts for each project and the CSW money pool facilitate funding of construction checks. Each company must provide financing for its share of the construction costs.

A summary statement of activity is provided monthly by CSWS and SWP to the participating companies. A series of work orders and account numbers enables the participating companies to record their respective ownership shares of construction work in progress, retentions payable, accrued sales tax, vendor accounts payable and cash paid.

(B)  CONSTRUCTION ACTIVITIES

COLETO CREEK UNIT  #2

No new construction or engineering activities occurred on this project during the quarter. This project has been suspended. CSWS is continuing to provide contract administration, including contract suspension costs, and maintenance of environmental permits during the project's dormant period. No costs were incurred this quarter.

WALKER COUNTY UNIT #1

No new construction or engineering activities occurred on this project during the quarter. This project has been suspended. No costs were incurred this quarter.

HIGH VOLTAGE DIRECT CURRENT LINES (HVDC) EAST:

In 1987, CSW received an order from the Federal Energy Regulatory Commission
(FERC) approving the East HVDC Tie. During 1992 SWP and CPL entered into an agreement with Houston Lighting & Power Company and Texas Utilities Electric Company to construct and operate an East Texas HVDC transmission interconnection. This interconnection consists of a back-to-back converter station and 16 miles of 345 kilovolt transmission line connecting transmission substations at SWP's Welsh Power Plant and Texas Utilities Electric Company's Monticello Power Plant near Mount Pleasant, Texas. Application for a Certificate of Convenience and Necessity for the transmission interconnection was approved by the Public Utility Commission of Texas on March 24, 1993. A turn key contract for the provision and installation of the major equipment was entered into with Siemens Energy and Automation, Inc. on March 24, 1993. This 600,000 kilowatt project was completed and placed in commercial operation on August 6, 1995. Costs incurred in the fourth quarter of 1996 include engineering consulting fees, home office costs, construction costs, and the HVDC supplier's costs.


EXPENDITURES BY PROJECT :

                                          COLETO          WALKER          HVDC
                                           CREEK          COUNTY        EAST (1)
QUARTER ENDED DECEMBER 31,  1996                        (thousands)

CPL                                        $ --            $ --            $ 1

PSO                                          --              --             --

SWP                                          --              --              1

WTU                                          --              --             --

TOTAL                                      $ --            $ --            $ 2

(1)  Excludes non-affiliated interests in these projects.


                                          COLETO         WALKER           HVDC
                                          CREEK          COUNTY         EAST (1)
TWELVE  MONTHS ENDED DECEMBER 31, 1996                 (thousands)

CPL                                        $ --           $ --          $ 1,180

PSO                                          --             --               --

SWP                                          --             --            1,180

WTU                                          --             --               --

TOTAL                                      $ --           $ --          $ 2,360

(1)  Excludes non-affiliated interests in these projects.



(C)  FUEL PROJECTS

SOUTH HALLSVILLE: Work on this project consisted of overseeing the contract miner's reclamation activities. Land and lignite lease maintenance comprised the majority of the work on this project.

DOLET HILLS: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. The property is now in production and advanced royalty payments are being recouped.

WALKER/GRIMES: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project.

KARNACK/WOODLAWN: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project.


(D)  BASIS FOR PROJECT BILLING ALLOCATIONS

SWP PROJECTS:

                                    SOUTH                     DOLET
OWNERSHIP PERCENTAGE              HALLSVILLE                  HILLS

SWP                                85.936%                   46.094%

NON-AFFILIATED ENTITIES            14.064%                   53.906%

TOTAL                             100.000%                  100.000%

The South Hallsville project and the Dolet Hills project are in the production stage.

JOINT VENTURE PROJECTS:

                                    KARNACK                   WALKER
ALLOCATION PERCENTAGES              WOODLAWN                  GRIMES

CPL                                  31.47%                   31.47%

PSO                                  26.48%                   26.48%

SWP                                  31.76%                   31.76%

WTU                                  10.29%                   10.29%

TOTAL                               100.00%                   100.00%

ADMINISTRATIVE AND GENERAL ACTIVITIES:

Administrative and general activities included continuing maintenance of a Land Management System. Expenditures for these activities, along with legal, accounting, procurement, employee relations, treasury and information services were $ 7,247 for the fourth quarter.

EXPENDITURES BY PROJECT:
(thousands)

QUARTER ENDED         SOUTH        DOLET        WALKER      KARNACK
DECEMBER 31, 1996   HALLSVILLE     HILLS        GRIMES      WOODLAWN
                       (1)          (1)

CPL                    $ --         $ --         $ 11         $ --

PSO                      --           --           10           --

SWP                   1,382           32           11            1

WTU                      --           --            4           --

TOTAL               $ 1,382         $ 32         $ 36          $ 1

(1)  Excludes non-affiliated interests in these projects.


TWELVE MONTHS ENDED     SOUTH         DOLET        WALKER      KARNACK
DECEMBER 31, 1996     HALLSVILLE      HILLS        GRIMES      WOODLAWN
                         (1)           (1)

CPL                      $ --          $ --         $ 210         $ 4

PSO                        --            --           178           2

SWP                     3,294           851           210           5

WTU                        --            --            69          --

TOTAL                 $ 3,294         $ 851         $ 667        $ 11

(1)  Excludes non-affiliated interests in these projects.


                               QTR ENDED                  TWELVE MONTHS ENDED
                           DECEMBER 31, 1996                DECEMBER 31, 1996
                        BUDGET          ACTUAL          BUDGET            ACTUAL

SOUTH HALLSVILLE  (1)   $ 110          $ 1,382         $ 1,727          $ 3,294

DOLET HILLS (1)           163               32             445              851

WALKER GRIMES               5               36             159              667

KARNACK WOODLAWN          320                1             371               11

TOTAL                   $ 598          $ 1,451         $ 2,702          $ 4,823

(1)  Excludes non-affiliated interests in these projects.


                                      SINCE
CUMULATIVE  EXPENDITURES         JANUARY 1, 1984
                                   (thousands)

SOUTH HALLSVILLE (1)                 $22,426

DOLET HILLS (1)                       10,003

WALKER GRIMES                         18,068

KARNACK/WOODLAWN                       5,442

ABANDONED PROJECTS                       587

TOTAL                                $56,526

(1)  Excludes non-affiliated interests in these projects.




II.  FUEL PRODUCTION ACTIVITIES


                                                       CONTRACT
                       TOTAL            TOTAL           MINER'S           TOTAL
                        TONS            TONS           DELIVERED         COST OF
                      PRODUCED         SHIPPED         COST/TON         FUEL/TON
                                                                           (3)
QUARTER ENDED
DECEMBER 31, 1996

SOUTH HALLSVILLE (1)   912,931         898,811           $15.20           $15.78

DOLET HILLS  (2)       230,329         212,129           $32.48           $33.15


TWELVE MONTHS ENDED
DECEMBER 31, 1996

SOUTH HALLSVILLE (1)  3,326,241      3,406,650           $12.69           $13.28

DOLET HILLS (2)         997,668        979,933           $23.27           $24.11


The above amounts exclude non-affiliated interests in these projects.



(1) Lignite reserves are owned and controlled by SWP, Oklahoma Municipal Power Authority (OMPA) and Northeast Texas Electric Cooperative (NTEC) and mined by Sabine Mining Company. All tonnage was delivered to the Henry W. Pirkey Power Plant which is also owned by SWP, OMPA, and NTEC. The total cost of fuel is the sum of the contract miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(2) Lignite reserves are owned and controlled by SWP, Central Louisiana Electric Company, Inc. (CLECO) and OMPA. NTEC acquires its ownership share from SWP once the lignite is delivered to the plant. The lignite is mined by Dolet Hills Mining Venture. All tonnage was delivered to the Dolet Hills Power Plant which is owned by SWP, CLECO, OMPA and NTEC. The total cost of fuel is the sum of the miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(3) The cost per ton is estimated each month and then adjusted to actual cost the following month.




III.  OIL AND GAS ACTIVITIES

CPL incurred expenditures primarily for the operation and development of existing leases in south Texas.

                        QUARTER ENDED                  TWELVE MONTHS ENDED
                       DECEMBER 31, 1996                 DECEMBER 31, 1996
                          (thousands)                       (thousands)
CPL                           $ 0                              $ 104






                                SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 28th day of February 1997.




                                        By :   /S/ R. RUSSELL DAVIS
                                                   R. Russell Davis
                                                   Controller
                                                   Central and South West
                                                      Services, Inc.

2 West 2nd Street
P.O. Box 21928
Tulsa, Oklahoma 74121-1928
Telephone (918) 594-2000